[Translation]

Cabinet Office Ordinance Concerning Disclosure of Status of Bulk Holding of Share Certificates, Etc.

Form No. 1

Cover page

Filing Document (2):                          Report on Amendment No. 8
                                                                      -
Based on:                                     Article 27-25, Paragraph 1 of the Securities and
                                              Exchange Law

Filed with:                                   Director of Tokai Local Finance Bureau

Name (3):                                     Katsuaki Watanabe, President, Toyota Motor Corporation

Address or Location of Head Office (3):       1 Toyota-cho, Toyota City, Aichi Prefecture

Effective Date of Reporting Duty (4):         May 16, 2006

Filing Date:                                  May 23, 2006

Total Number of Submitter and Joint Holders
(persons):                                    3

Submitting Method (5):                        Jointly


I. Matters Regarding Issuing Company (6)

--------------------------------------------------------------------------------
   Name of Issuing Company          Toyota Motor Corporation
--------------------------------------------------------------------------------
   Company Code                     7203
--------------------------------------------------------------------------------
   Listed / Over-the-counter        Listed
--------------------------------------------------------------------------------
   Listed Securities Exchange(s)    Tokyo, Nagoya, Osaka, Fukuoka, Sapporo
--------------------------------------------------------------------------------
   Location of Head Office          1 Toyota-cho, Toyota City, Aichi Prefecture
--------------------------------------------------------------------------------


II.  Matters Regarding Submitter

   1. Submitter (Bulk Holder)/1 (7)
     (1) Profile of Submitter (8)
       [1] Submitter (Bulk Holder)
--------------------------------------------------------------------------------
   Individual / Judicial person     Judicial person (Joint stock company)
--------------------------------------------------------------------------------
   Name                             Toyota Motor Corporation
--------------------------------------------------------------------------------
   Address or Location of Head      1 Toyota-cho, Toyota City, Aichi Prefecture
   Office
--------------------------------------------------------------------------------
   Former Name
--------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
--------------------------------------------------------------------------------

       [2] Individual
-------------------------------------------------------------------------------
   Date of Birth
-------------------------------------------------------------------------------
   Occupation
-------------------------------------------------------------------------------
   Name of Company
-------------------------------------------------------------------------------
   Address of Company
-------------------------------------------------------------------------------

       [3] Judicial Person
--------------------------------------------------------------------------------
   Date of Incorporation            August 27, 1937
--------------------------------------------------------------------------------
   Name of Representative           Katsuaki Watanabe
--------------------------------------------------------------------------------
   Title of Representative          President
--------------------------------------------------------------------------------
   Business Purposes                Manufacture, sale, leasing and repair of
                                    motor vehicles, ships, aircraft, other
                                    transportation machinery and apparatus,
                                    space machinery and apparatus, and parts
                                    thereof, etc.
--------------------------------------------------------------------------------

       [4] Place to Contact
--------------------------------------------------------------------------------
   Place to Contact and Name of     Yuji Maki, General Manager of Administration
   Person in Charge                 Department, Affiliated Companies Finance
                                    Division
--------------------------------------------------------------------------------
   Telephone Number                 0565-28-2121
--------------------------------------------------------------------------------

     (2) Holding Purposes (9)
--------------------------------------------------------------------------------
   In order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment.
--------------------------------------------------------------------------------

     (3) Breakdown of Stock, Etc. Held by Submitter (10)
        [1] Number of Stock, Etc. Held

-------------------------------------------------------------------------------------------------------
                                    Main Text of Article      Article 27-23,         Article 27-23,
                                     27-23, Paragraph 3     Paragraph 3, Item 1    Paragraph 3, Item 2
-------------------------------------------------------------------------------------------------------
  Shares (shares)                        394,209,602                          -                      -
-------------------------------------------------------------------------------------------------------
  Certificate of Stock              A                                         -    F
  Acquisition Rights (shares)
-------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition      B                                         -    G
  Rights (shares)
-------------------------------------------------------------------------------------------------------
  Covered Warrants relating to      C                                              H
  Subject Securities
-------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
-------------------------------------------------------------------------------------------------------
  Other Related Depositary          D                                              I
  Receipts
-------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject       E                                              J
  Securities
-------------------------------------------------------------------------------------------------------
           Total (shares)           K        394,209,602    L                 -    M                 -
-------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which     N                  -
  were Transferred through a
  Margin Transaction and which
  are to be Deducted
-------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held       O        394,209,602
  (Total) (K+L+M-N)
-------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted
  Shares Held                       P                  -
  (A+B+C+D+E+F+G+H+I+J)
-------------------------------------------------------------------------------------------------------




       [2] Percentage of Shares, Etc. Held
-------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares     Q      3,609,997,492
  (shares) (as of April 30, 2006)
-------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                       10.92
  Held by the Above-stated
  Submitter (%) (O/(P+Q)x100)
-------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                        9.47
  Held Stated in the Preceding
  Report (%)
-------------------------------------------------------------------------------------------------------

     (4) Conditions concerning Acquisition or Disposal during the Last Sixty
         (60) Days of Shares, Etc. Issued by Issuing Company (11)

-----------------------------------------------------------------------------------------------------------------
        Date             Kind of Stock, Etc.           Number            Acquisition /          Unit Price
                                                                           Disposal
-----------------------------------------------------------------------------------------------------------------
  March 31, 2006        Shares of common stock         56,800              Disposal               JPY 3,531
-----------------------------------------------------------------------------------------------------------------
  March 31, 2006        Shares of common stock         6,659             Acquisition              JPY 6,281
-----------------------------------------------------------------------------------------------------------------
  April 30, 2006        Shares of common stock         35,800              Disposal               JPY 3,422
-----------------------------------------------------------------------------------------------------------------
  April 30, 2006        Shares of common stock         5,377             Acquisition              JPY 6,668
-----------------------------------------------------------------------------------------------------------------
  May 16, 2006          Shares of common stock       26,000,000          Acquisition              JPY 6,250
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------

     (5) Material Agreements Including Security Agreements Related to Shares, Etc. (12)
-------------------------------------------------------------------------------
   Not Applicable.
-------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held (13)
       [1] Breakdown of Funds for Acquisition
-------------------------------------------------------------------------------
   Amount of Own Funds (R) (JPY 1,000)               1,422,562,257
-------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (S)
   (JPY 1,000)                                       -
-------------------------------------------------------------------------------
   Total Amount of Other Funds (T) (JPY 1,000)       -
-------------------------------------------------------------------------------
   Breakdown of Above (T)                            -
-------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition             1,422,562,257
   (JPY 1,000) (R+S+T)
-------------------------------------------------------------------------------

       [2] Breakdown of Borrowings

------------------------------------------------------------------------------------------------------
  Number        Name           Type of        Name of       Location      Purpose of      Amount
          (Name of Branch)    Business    Representative                  Borrowing     (JPY 1,000)
------------------------------------------------------------------------------------------------------
    1     Not Applicable.
------------------------------------------------------------------------------------------------------
    2
------------------------------------------------------------------------------------------------------
    3
------------------------------------------------------------------------------------------------------
    4
------------------------------------------------------------------------------------------------------
    5
------------------------------------------------------------------------------------------------------
    6
------------------------------------------------------------------------------------------------------
    7
------------------------------------------------------------------------------------------------------
    8
------------------------------------------------------------------------------------------------------
    9
------------------------------------------------------------------------------------------------------
    10
------------------------------------------------------------------------------------------------------

II.  Matters Regarding Submitter

   2. Submitter (Bulk Holder)/2 (7)
     (1) Profile of Submitter (8)
       [1] Submitter (Bulk Holder)
--------------------------------------------------------------------------------
   Individual / Judicial person     Judicial person (Joint stock company)
--------------------------------------------------------------------------------
   Name                             Toyota Auto Body Co., Ltd.
--------------------------------------------------------------------------------
   Address or Location of Head      100, Kaneyama, Ichiriyama-cho, Kariya City,
                                    Aichi Prefecture
   Office
--------------------------------------------------------------------------------
   Former Name
--------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
--------------------------------------------------------------------------------

       [2] Individual
--------------------------------------------------------------------------------
   Date of Birth
--------------------------------------------------------------------------------
   Occupation
--------------------------------------------------------------------------------
   Name of Company
--------------------------------------------------------------------------------
   Address of Company
--------------------------------------------------------------------------------

       [3] Judicial Person
--------------------------------------------------------------------------------
   Date of Incorporation            August 31, 1945
--------------------------------------------------------------------------------
   Name of Representative           Toshio Mizushima
--------------------------------------------------------------------------------
   Title of Representative          President
--------------------------------------------------------------------------------
   Business Purposes                Manufacture and sale of auto bodies
--------------------------------------------------------------------------------

       [4] Place to Contact
--------------------------------------------------------------------------------
   Place to Contact and Name of     Hitoshi Yokoyama, General Manager of
   Person in Charge                 Accounting Division
--------------------------------------------------------------------------------
   Telephone Number                 0566-36-2121
--------------------------------------------------------------------------------

     (2) Holding Purposes (9)
--------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)
--------------------------------------------------------------------------------

     (3) Breakdown of Stock, Etc. Held by Submitter (10)
       [1] Number of Stock, Etc. Held

-------------------------------------------------------------------------------------------------------
                                    Main Text of Article      Article 27-23,         Article 27-23,
                                     27-23, Paragraph 3     Paragraph 3, Item 1    Paragraph 3, Item 2
-------------------------------------------------------------------------------------------------------
  Shares (shares)                                     -                       -              5,328,000
-------------------------------------------------------------------------------------------------------
  Certificate of Stock              A                                         -    F
  Acquisition Rights (shares)
-------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition      B                                         -    G
  Rights (shares)
-------------------------------------------------------------------------------------------------------
  Covered Warrants relating to      C                                              H
  Subject Securities
-------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
-------------------------------------------------------------------------------------------------------
  Other Related Depositary          D                                              I
  Receipts
-------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject       E                                              J
  Securities
-------------------------------------------------------------------------------------------------------
           Total (shares)           K                  -    L                 -    M         5,328,000
-------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which     N                  -
  were Transferred through a
  Margin Transaction and which
  are to be Deducted
-------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held       O          5,328,000
  (Total) (K+L+M-N)
-------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted
  Shares Held                       P                  -
  (A+B+C+D+E+F+G+H+I+J)
-------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, Etc. Held
-------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares     Q      3,609,997,492
  (shares) (as of April 30, 2006)
-------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                        0.15
  Held by the Above-stated
  Submitter (%) (O/(P+Q)x100)
-------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                        0.15
  Held Stated in the Preceding
  Report (%)
-------------------------------------------------------------------------------------------------------

     (4) Conditions concerning Acquisition or Disposal during the Last Sixty
         (60) Days of Shares, Etc. Issued by Issuing Company (11)

-------------------------------------------------------------------------------------------------------
       Date          Kind of Stock, Etc.         Number       Acquisition / Disposal     Unit Price
-------------------------------------------------------------------------------------------------------
                     Not Applicable.
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------

     (5) Material Agreements Including Security Agreements Related to Shares, Etc. (12)
-------------------------------------------------------------------------------------------------------
   Not Applicable.
-------------------------------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held (13)
       [1] Breakdown of Funds for Acquisition

----------------------------------------------------------------------------------------------------------------
   Amount of Own Funds (R) (JPY 1,000)            1,176,102
----------------------------------------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (S)             -
   (JPY 1,000)
----------------------------------------------------------------------------------------------------------------
   Total Amount of Other Funds (T) (JPY 1,000)    -
----------------------------------------------------------------------------------------------------------------
   Breakdown of Above (T)                         -
----------------------------------------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition          1,176,102
   (JPY 1,000) (R+S+T)
----------------------------------------------------------------------------------------------------------------

       [2] Breakdown of Borrowings

------------------------------------------------------------------------------------------------------
  Number        Name           Type of        Name of       Location      Purpose of      Amount
          (Name of Branch)    Business    Representative                  Borrowing     (JPY 1,000)
------------------------------------------------------------------------------------------------------
    1     Not Applicable.
------------------------------------------------------------------------------------------------------
    2
------------------------------------------------------------------------------------------------------
    3
------------------------------------------------------------------------------------------------------
    4
------------------------------------------------------------------------------------------------------
    5
------------------------------------------------------------------------------------------------------
    6
------------------------------------------------------------------------------------------------------
    7
------------------------------------------------------------------------------------------------------
    8
------------------------------------------------------------------------------------------------------
    9
------------------------------------------------------------------------------------------------------
    10
------------------------------------------------------------------------------------------------------

II.  Matters Regarding Submitter

   3. Submitter (Bulk Holder)/3 (7)
     (1) Profile of Submitter (8)
       [1] Submitter (Bulk Holder)
--------------------------------------------------------------------------------
   Individual / Judicial person     Judicial person (Joint stock company)
--------------------------------------------------------------------------------
   Name                             Kanto Auto Works, Ltd.
--------------------------------------------------------------------------------
   Address or Location of Head      Tauraminato-cho, Yokosuka City, Kanagawa
   Office                           Prefecture
--------------------------------------------------------------------------------
   Former Name
--------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
--------------------------------------------------------------------------------

       [2] Individual
--------------------------------------------------------------------------------
   Date of Birth
--------------------------------------------------------------------------------
   Occupation
--------------------------------------------------------------------------------
   Name of Company
--------------------------------------------------------------------------------
   Address of Company
--------------------------------------------------------------------------------

       [3] Judicial Person
--------------------------------------------------------------------------------
   Date of Incorporation            April 25, 1946
--------------------------------------------------------------------------------
   Name of Representative           Zenji Yasuda
--------------------------------------------------------------------------------
   Title of Representative          President
--------------------------------------------------------------------------------
   Business Purposes                Manufacture, sale and repair of motor
                                    vehicles and other transportation machinery
                                    apparatus, and parts thereof, etc.
--------------------------------------------------------------------------------

       [4] Place to Contact
--------------------------------------------------------------------------------
   Place to Contact and Name of     Takayuki Ogawa, General Manager, General
   Person in Charge                  Administration Division
--------------------------------------------------------------------------------
   Telephone Number                 046-862-2605
--------------------------------------------------------------------------------

     (2) Holding Purposes (9)
--------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)
--------------------------------------------------------------------------------

     (3) Breakdown of Stock, Etc. Held by Submitter (10)
       [1] Number of Stock, Etc. Held

-------------------------------------------------------------------------------------------------------
                                    Main Text of Article      Article 27-23,         Article 27-23,
                                     27-23, Paragraph 3     Paragraph 3, Item 1    Paragraph 3, Item 2
-------------------------------------------------------------------------------------------------------
  Shares (shares)                                      -                      -              2,814,000
-------------------------------------------------------------------------------------------------------
  Certificate of Stock              A                                         -    F
  Acquisition Rights (shares)
-------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition      B                                         -    G
  Rights (shares)
-------------------------------------------------------------------------------------------------------
  Covered Warrants relating to      C                                              H
  Subject Securities
-------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
-------------------------------------------------------------------------------------------------------
  Other Related Depositary          D                                              I
  Receipts
-------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject       E                                              J
  Securities
-------------------------------------------------------------------------------------------------------
           Total (shares)           K                  -    L                 -    M         2,814,000
-------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which     N                  -
  were Transferred through a
  Margin Transaction and which
  are to be Deducted
-------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held       O          2,814,000
  (Total) (K+L+M-N)
-------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted
  Shares Held                       P                  -
  (A+B+C+D+E+F+G+H+I+J)
-------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, Etc. Held
-------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares     Q      3,609,997,492
  (shares) (as of April 30, 2006)
-------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                        0.08
  Held by the Above-stated
  Submitter (%) (O/(P+Q)x100)
-------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                        0.08
  Held Stated in the Preceding
  Report (%)
-------------------------------------------------------------------------------------------------------

     (4) Conditions concerning Acquisition or Disposal during the Last Sixty
         (60) Days of Shares, Etc. Issued by Issuing Company (11)

-------------------------------------------------------------------------------------------------------
       Date          Kind of Stock, Etc.         Number       Acquisition / Disposal     Unit Price
-------------------------------------------------------------------------------------------------------
                     Not Applicable.
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------

     (5) Material Agreements Including Security Agreements Related to Shares, Etc. (12)
-------------------------------------------------------------------------------------------------------
   Not Applicable.
-------------------------------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held (13)
       [1] Breakdown of Funds for Acquisition

-------------------------------------------------------------------------------------------------------
   Amount of Own Funds (R) (JPY 1,000)               2,102,568
-------------------------------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (S)                -
   (JPY 1,000)
-------------------------------------------------------------------------------------------------------
   Total Amount of Other Funds (T) (JPY 1,000)       -
-------------------------------------------------------------------------------------------------------
   Breakdown of Above (T)                            -
-------------------------------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition             2,102,568
   (JPY 1,000) (R+S+T)
-------------------------------------------------------------------------------------------------------


       [2] Breakdown of Borrowings

------------------------------------------------------------------------------------------------------
  Number        Name           Type of        Name of       Location      Purpose of       Amount
          (Name of Branch)    Business    Representative                  Borrowing     (JPY 1,000)
------------------------------------------------------------------------------------------------------
    1     Not Applicable.
------------------------------------------------------------------------------------------------------
    2
------------------------------------------------------------------------------------------------------
    3
------------------------------------------------------------------------------------------------------
    4
------------------------------------------------------------------------------------------------------
    5
------------------------------------------------------------------------------------------------------
    6
------------------------------------------------------------------------------------------------------
    7
------------------------------------------------------------------------------------------------------
    8
------------------------------------------------------------------------------------------------------
    9
------------------------------------------------------------------------------------------------------
    10
------------------------------------------------------------------------------------------------------

IV. Summary List Regarding Submitter and Joint Holders

   1. Submitter and Joint Holders (18)

      Toyota Motor Corporation
      Toyota Auto Body Co., Ltd.
      Kanto Auto Works, Ltd.

   2. Breakdown of Stock, Etc. Held by Submitter and Joint Holders (19)
    (1) Number of Stock, Etc. Held

----------------------------------------------------------------------------------------------------------
                                       Main Text of Article      Article 27-23,          Article 27-23,
                                        27-23, Paragraph 3     Paragraph 3, Item 1    Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------
  Shares (shares)                            394,209,602                         -              8,142,000
----------------------------------------------------------------------------------------------------------
  Certificate of Stock Acquisition     A                                         -    F
  Rights (shares)
----------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition Rights  B                                         -    G
  (shares)
----------------------------------------------------------------------------------------------------------
  Covered Warrants relating to         C                                              H
  Subject Securities
----------------------------------------------------------------------------------------------------------
  Depositary Receipts Representing
  Ownership Interest in Shares
----------------------------------------------------------------------------------------------------------
  Other Related Depositary Receipts    D                                              I
----------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject          E                                              J
  Securities
----------------------------------------------------------------------------------------------------------
             Total (shares)            K     394,209,602       L                 -    M         8,142,000
----------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which were   N               -
  Transferred through a Margin
  Transaction and which are to be
  Deducted
----------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held          O     402,351,602
  (Total) (K+L+M-N)
----------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted
  Shares Held                          P               -
  (A+B+C+D+E+F+G+H+I+J)
----------------------------------------------------------------------------------------------------------

     (2) Percentage of Shares, Etc. Held
----------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares        Q   3,609,997,492
  (shares) (as of April 30, 2006)
----------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc. Held by               11.15
  the Above-stated Submitter (%)
  (O/(P+Q)x100)
----------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc. Held                   9.70
  Stated in the Preceding Report (%)
----------------------------------------------------------------------------------------------------------